UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

ReShape Lifesciences Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76090R101
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	76090R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,223,346

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,223,346

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,346

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.8%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	76090R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,223,346

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,223,346

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,346

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.8%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	76090R101

Item 1.	Security and Issuer.

The name of the issuer is ReShape Lifesciences Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1001 Calle Amanecer, San Clemente, California 92673. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"); and (ii) Steven Boyd, a United States citizen ("Mr. Boyd", and together with Armistice Capital, the "Reporting Persons").

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the "SEC") that is principally engaged in the business of providing investment management services to private investment vehicles, including Armistice Capital Master Fund Ltd. (the "Master Fund"). The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd's business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 7,223,346 Shares and the Warrants (as defined below) of the Issuer beneficially owned by Armistice Capital came from the working capital of the Master Fund, which is the direct holder of such Shares and Warrants. No borrowed funds were used to purchase the Shares or the Warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 7,223,346 Shares and the Warrants of the Issuer beneficially owned by Mr. Boyd came from the working capital of the Master Fund, which is the direct holder of such Shares and Warrants. No borrowed funds were used to purchase the Shares or Warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment (or received them in connection with the Merger (as defined below)) in the ordinary course of their investment activities based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Board of Directors of the Issuer (the "Board"), engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

On June 15, 2020, ReShape Weightloss Inc. (then-known as ReShape Lifesciences Inc.) ("Pre-Existing ReShape"), the Issuer and Optimus Merger Sub, a wholly owned subsidiary of the Issuer ("Merger Sub") completed a merger (the "Merger"). Pursuant to the terms of the Merger, Merger Sub merged with and into Pre-Existing ReShape, with Pre-Existing ReShape surviving as a wholly owned subsidiary of the Issuer. As a result of the Merger, the Issuer was renamed ReShape Lifesciences Inc. Pre-Existing ReShape was renamed ReShape Weightloss Inc. All shares and warrants of Pre-Existing ReShape beneficially owned by the Reporting Persons immediately prior to the closing of the Merger were converted into Shares and Warrants, respectively, of the Issuer as a result of the Merger pursuant to the conversion ratio and the terms described in the Agreement and Plan of Merger referenced by the Issuer in Exhibit 2.1 to the Form 8-K filed with the SEC on June 15, 2021 attached hereto as Exhibit C (the "Merger Agreement"). The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the form of Merger Agreement, which is incorporated herein by reference.

As of the date hereof, Armistice Capital: (i) may be deemed to beneficially own 7,223,346 Shares, constituting 49.8% of the Shares, based upon 7,360,366 Shares outstanding as of the date hereof based on information provided to the Reporting Persons by the Issuer, as adjusted for Warrants of the Issuer beneficially owned by Armistice Capital; (ii) has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,223,346 Shares; and (iii) has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,223,346 Shares.

As of the date hereof, Mr. Boyd: (i) may be deemed to beneficially own 7,223,346 Shares, constituting 49.8% of the Shares, based upon 6,817,393 Shares outstanding as of the date hereof, as adjusted for Warrants of the Issuer beneficially owned by Mr. Boyd; (ii) has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,223,346 Shares; and (iii) has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,223,346 Shares.

Other than the transactions described above, the transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were entered into by the Master Fund.

	(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

In connection with the Merger, the warrants that the Reporting Persons beneficially owned in Pre-Existing ReShape were exchanged for warrants of the Issuer with substantially similar terms, as modified by the Merger Agreement. Such warrants of the Issuer beneficially owned by the Reporting Persons include 1,479,713 series A warrants (the "Series A Warrants"), 1,479,713 series E warrants (the "Series E Warrants"), 676,440 series G warrants (the "Series G Warrants"), 676,440 additional series G warrants (the "Additional Series G Warrants"), and two additional warrants (the "Additional Warrants" and collectively with the Series A Warrants, the Series E Warrants, the Series G Warrants, and the Additional Series G Warrants, the "Warrants"). Each Warrant is presently exercisable. Each Series A Warrant, Series E Warrant, Series G Warrant and Additional Series G Warrant entitle the warrant-holder to purchase one Share, in accordance with the terms governing such warrants, as modified by the Merger Agreement. With respect to the two Additional Warrants, one entitles the warrant-holder to purchase 2,254,800 Shares, and the other entitles the warrant-holder to purchase 563,700 Shares, in accordance with the terms governing such warrants, as modified by the Merger Agreement. The foregoing descriptions of the Warrants are not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the documents governing such Warrants.

The Master Fund entered into a total return swap with a counterparty which expires on January 20, 2023 with a current reference price of $9.36 per share. The swap references a total notional number of shares of common stock of 283,000. These swaps generally require the counterparty to pay the Master Fund the extent to which the stock price is less than the reference price and requires the Master Fund to pay to the counterparty the extent to which the stock price is more than the reference price.

The Master Fund entered into a total return swap with a counterparty which expires on August 16, 2021 with a current reference price of $9.72 per share. The swap references a total notional number of shares of common stock of 108,333. These swaps generally require the counterparty to pay the Master Fund the extent to which the stock price is less than the reference price and requires the Master Fund to pay to the counterparty the extent to which the stock price is more than the reference price.

Except as described above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in: (i) this Item 6; and/or (ii) Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

Exhibit C: Agreement and Plan of Merger, dated as of January 19, 2021, by and among Obalon Therapeutics, Inc., Optimus Merger Sub, Inc., and ReShape Lifesciences Inc. (incorporated by reference to Exhibit 2.1 to Pre-Existing ReShape's Form 8-K filed with the SEC on June 15, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 25, 2021, relating to the Common Stock, par value $0.001 per share, of ReShape Lifesciences Inc. shall be filed on behalf of the undersigned.

June 25, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale/ Conversion	Quantity	Price
5/12/2021	Sale*	4,050	$3.28
5/12/2021	Sale*	15,687	$3.26
5/12/2021	Sale*	13,761	$3.23
5/12/2021	Sale*	15,061	$3.22
5/12/2021	Sale*	12,432	$3.21
5/12/2021	Sale*	1,900	$3.21
5/12/2021	Sale*	9,500	$3.19
5/12/2021	Sale*	8,741	$3.19
5/12/2021	Sale*	8,104	$3.19
5/12/2021	Sale*	11,077	$3.20
5/12/2021	Sale*	3,901	$3.20
5/12/2021	Sale*	8,000	$3.20
5/12/2021	Sale*	9,743	$3.20
5/12/2021	Sale*	25,000	$3.23
5/12/2021	Sale*	3,043	$3.24
5/19/2021	Sale*	51,000	$2.69
5/20/2021	Sale*	50,000	$2.62
5/20/2021	Sale*	50,000	$2.64
5/20/2021	Sale*	50,000	$2.67
5/20/2021	Sale*	50,000	$2.59
5/21/2021	Sale*	50,000	$2.89
5/21/2021	Sale*	50,000	$2.83
5/21/2021	Sale*	25,017	$2.84
5/21/2021	Sale*	50,000	$2.79
5/21/2021	Sale*	24,983	$2.84
5/21/2021	Sale*	50,000	$3.11
5/21/2021	Sale*	50,000	$3.06
5/21/2021	Sale*	50,000	$3.21
5/21/2021	Sale*	50,000	$3.61
5/21/2021	Sale*	50,000	$3.50
5/21/2021	Sale*	50,000	$4.56
5/21/2021	Sale*	50,000	$4.32
5/21/2021	Sale*	50,000	$4.30
5/21/2021	Sale*	50,000	$3.87
5/21/2021	Sale*	49,000	$3.49
5/24/2021	Purchase*	10,000	$3.88

5/24/2021	Purchase*	15,000	$3.95
5/24/2021	Purchase*	15,000	$3.98
5/24/2021	Purchase*	15,000	$4.00
5/24/2021	Purchase*	10,000	$3.94
5/24/2021	Purchase*	15,000	$3.98
5/24/2021	Purchase*	15,000	$3.97
5/24/2021	Purchase*	10,000	$3.92
5/24/2021	Purchase*	35,000	$3.99
5/24/2021	Sale*	140,000	$3.85
5/27/2021	Sell Short*	10,000	$3.22
6/1/2021	Sell Short*	5,000	$3.38
6/2/2021	Sell Short*	5,000	$3.20
6/3/2021	Sell Short*	10,000	$3.11
6/3/2021	Sell Short*	10,000	$3.07
6/15/2021	Sale*	45,083	$3.95
6/15/2021	Sale*	25,005	$3.90
6/15/2021	Sale*	50,000	$3.85
6/15/2021	Sale*	50,000	$3.81
6/15/2021	Sale*	30,000	$3.86
6/15/2021	Sale*	12,082	$3.88
6/15/2021	Sale*	25,000	$3.80
6/15/2021	Sale*	50,000	$3.80
6/15/2021	Sale*	23,989	$3.75
6/15/2021	Sale*	50,000	$3.78
6/15/2021	Sale*	17,419	$3.73
6/15/2021	Sale*	41,352	$3.54
6/15/2021	Sale*	9,856	$3.56
6/15/2021	Sale*	6,219	$3.58
6/15/2021	Sale*	1,540	$3.53
6/15/2021	Sale*	14,838	$3.51
6/15/2021	Sale*	4,801	$3.46
6/15/2021	Sale*	17,713	$3.46
6/15/2021	Sale*	25,050	$3.45
6/15/2021	Sale*	2,530	$3.47
6/15/2021	Sale*	14,479	$3.51
6/15/2021	Sale*	8,000	$3.55
6/15/2021	Sale*	12,961	$3.50
6/15/2021	Sale*	8,241	$3.48
6/15/2021	Sale*	9,622	$3.50
6/15/2021	Sale*	10,967	$3.51
6/15/2021	Sale*	6,455	$3.51

6/15/2021	Sale*	6,375	$3.46
6/15/2021	Sale*	25,000	$3.49
6/15/2021	Sale*	17,188	$3.47
6/15/2021	Sale*	12,948	$3.45
6/15/2021	Sale*	25,000	$3.48
6/15/2021	Sale*	25,000	$3.47
6/15/2021	Sale*	25,000	$3.47
6/15/2021	Sale*	13,776	$3.50
6/15/2021	Sale*	25,000	$3.50
6/15/2021	Sale*	10,002	$3.51
6/15/2021	Sale*	25,000	$3.50
6/15/2021	Sale*	11,225	$3.49
6/15/2021	Sale*	25,000	$3.55
6/15/2021	Sale*	25,000	$3.51
6/15/2021	Sale*	25,000	$3.53
6/15/2021	Sale*	25,000	$3.52
6/15/2021	Sale*	25,000	$3.56
6/15/2021	Sale*	25,000	$3.57
6/15/2021	Sale*	25,000	$3.52
6/15/2021	Sale*	25,000	$3.56
6/15/2021	Sale*	125,000	$3.59
6/15/2021	Sale*	46,719	$3.51
6/15/2021	Sale*	25,000	$3.54
6/15/2021	Sale*	108,824	$3.51
6/15/2021	Sale*	25,000	$3.53
6/15/2021	Sale*	14,469	$3.44
6/15/2021	Sale*	24,787	$3.36
6/15/2021	Sale*	9,217	$3.34
6/15/2021	Sale*	13,985	$3.28
6/15/2021	Sale*	25,000	$3.21
6/15/2021	Sale*	25,000	$3.21
6/15/2021	Sale*	6,227	$3.20
6/15/2021	Sale*	12,849	$3.24
6/15/2021	Sale*	14,762	$3.25
6/15/2021	Sale*	13,318	$3.24
6/15/2021	Sale*	7,010	$3.25
6/15/2021	Sale*	4,386	$3.24
6/15/2021	Sale*	25,000	$3.25
6/15/2021	Sale*	13,187	$3.25
6/15/2021	Sale*	5,474	$3.23
6/15/2021	Sale*	6,824	$3.18

6/15/2021	Sale*	9,232	$3.16
6/15/2021	Sale*	16,728	$3.09
6/15/2021	Sale*	18,984	$3.09
6/15/2021	Sale*	25,000	$3.06
6/15/2021	Sale*	12,436	$3.08
6/15/2021	Sale*	17,051	$3.06
6/15/2021	Sale*	7,280	$3.11
6/15/2021	Sale*	7,727	$3.10
6/15/2021	Sale*	25,000	$3.06
6/15/2021	Sale*	16,892	$3.04
6/15/2021	Sale*	19,059	$3.05
6/15/2021	Sale*	8,000	$3.04
6/15/2021	Sale*	23,113	$3.02
6/15/2021	Sale*	25,000	$3.01
6/15/2021	Sale*	7,744	$3.00
6/16/2021	Sale*	2,445	$8.04
6/16/2021	Sale*	1,200	$7.87
6/16/2021	Sale*	2,000	$7.35
6/16/2021	Sale*	3,688	$7.99
6/16/2021	Sale*	1,100	$7.90
6/16/2021	Sale*	4,889	$7.91
6/16/2021	Sale*	16,252	$7.90
6/16/2021	Sale*	2,875	$8.01
6/16/2021	Sale*	25,000	$7.99
6/16/2021	Sale*	2,000	$8.01
6/16/2021	Sale*	3,316	$8.02
6/16/2021	Sale*	25,000	$8.53
6/16/2021	Sale*	5,768	$8.50
6/16/2021	Sale*	12,093	$8.54
6/16/2021	Sale*	7,179	$8.46
6/16/2021	Sale*	5,000	$8.06
6/16/2021	Sale*	3,826	$7.30
6/16/2021	Sale*	2,000	$6.75
6/16/2021	Sale*	1,045	$6.73
6/16/2021	Sale*	2,000	$6.71
6/16/2021	Sale*	4,000	$6.76
6/16/2021	Sale*	4,000	$6.78
6/16/2021	Sale*	4,000	$6.86
6/16/2021	Sale*	4,000	$6.86
6/16/2021	Sale*	4,000	$6.84
6/16/2021	Sale*	4,000	$6.71

6/16/2021	Sale*	4,900	$6.62
6/16/2021	Sale*	4,350	$6.50
6/16/2021	Sale*	11,005	$6.50
6/16/2021	Sale*	2,096	$6.50
6/16/2021	Sale*	7,547	$6.54
6/16/2021	Sale*	2,845	$6.52
6/16/2021	Sale*	3,150	$6.50
6/16/2021	Sale*	3,268	$6.50
6/16/2021	Sale*	4,000	$6.53
6/16/2021	Sale*	2,839	$6.55
6/16/2021	Sale*	3,000	$6.50
6/16/2021	Sale*	3,000	$6.50
6/16/2021	Sale*	5,000	$6.60
6/16/2021	Sale*	5,000	$6.61
6/16/2021	Sale*	5,000	$6.86
6/16/2021	Sale*	5,000	$6.76
6/16/2021	Sale*	3,759	$6.81
6/16/2021	Sale*	4,310	$6.73
6/16/2021	Sale*	5,000	$6.75
6/16/2021	Sale*	3,000	$6.73
6/16/2021	Sale*	5,000	$6.72
6/16/2021	Sale*	5,000	$6.75
6/16/2021	Sale*	3,707	$6.73
6/16/2021	Sale*	666	$6.59
6/16/2021	Sale*	3,550	$6.58
6/16/2021	Sale*	620	$6.59
6/16/2021	Sale*	3,000	$6.56
6/16/2021	Sale*	3,000	$6.59
6/16/2021	Sale*	2,452	$6.59
6/16/2021	Sale*	5,000	$6.55
6/16/2021	Sale*	5,000	$6.56
6/16/2021	Sale*	8,000	$6.83
6/16/2021	Sale*	2,780	$6.73
6/16/2021	Sale*	3,700	$6.71
6/16/2021	Sale*	8,000	$6.66
6/16/2021	Sale*	5,000	$6.80
6/16/2021	Sale*	14,381	$6.67
6/16/2021	Sale*	25,000	$6.64
6/16/2021	Sale*	25,000	$6.62
6/16/2021	Sale*	25,000	$6.61
6/16/2021	Sale*	24,705	$6.60

6/16/2021	Sale*	25,000	$6.18
6/16/2021	Sale*	6,698	$6.25
6/16/2021	Sale*	1,433	$6.21
6/16/2021	Sale*	21,732	$6.16
6/16/2021	Sale*	25,550	$6.03
6/16/2021	Sale*	4,957	$5.96
6/16/2021	Sale*	7,000	$6.04
6/17/2021	Sale*	1,378	$7.38
6/17/2021	Sale*	1,024	$7.32
6/17/2021	Sale*	4,936	$7.51
6/17/2021	Sale*	344	$7.45
6/17/2021	Sale*	1,031	$7.49
6/17/2021	Sale*	7,716	$7.01
6/17/2021	Sale*	8,239	$7.05
6/17/2021	Sale*	20,520	$7.18
6/17/2021	Sale*	13,744	$7.13
6/17/2021	Sale*	6,400	$7.14
6/17/2021	Sale*	2,433	$7.13
6/17/2021	Sale*	2,023	$6.75
6/17/2021	Sale*	1,776	$6.76
6/17/2021	Sale*	8,000	$6.84
6/17/2021	Sale*	12,039	$6.80
6/17/2021	Sale*	6,941	$6.84
6/17/2021	Sale*	809	$6.93
6/17/2021	Sale*	9,971	$6.99
6/17/2021	Sale*	2,821	$6.91
6/17/2021	Sale*	3,994	$6.80
6/17/2021	Sale*	5,755	$6.70
6/17/2021	Sale*	3,500	$6.58
6/17/2021	Sale*	8,000	$6.52
6/17/2021	Sale*	7,581	$6.30
6/17/2021	Sale*	7,704	$6.10
6/17/2021	Sale*	7,758	$6.23
6/17/2021	Sale*	1,667	$6.21
6/17/2021	Sale*	2,250	$6.17
6/17/2021	Sale*	8,000	$6.21
6/17/2021	Sale*	802	$6.19
6/17/2021	Sale*	14,029	$6.37
6/17/2021	Sale*	5,526	$6.31
6/17/2021	Sale*	3,202	$6.24
6/17/2021	Sale*	7,643	$6.22

6/17/2021	Sale*	5,531	$6.30
6/17/2021	Sale*	205	$6.32
6/17/2021	Sale*	3,116	$6.38
6/17/2021	Sale*	2,429	$6.34
6/17/2021	Sale*	2,848	$6.37
6/17/2021	Sale*	4,741	$6.43
6/17/2021	Sale*	3,330	$6.40
6/17/2021	Sale*	5,249	$6.44
6/17/2021	Sale*	1,855	$6.40
6/17/2021	Sale*	3,381	$6.43
6/17/2021	Sale*	5,784	$6.33
6/17/2021	Sale*	862	$6.33
6/17/2021	Sale*	2,344	$6.30
6/17/2021	Sale*	2,065	$6.30
6/17/2021	Sale*	7,261	$6.19
6/17/2021	Sale*	2,482	$6.17
6/17/2021	Sale*	5,033	$6.10
6/17/2021	Sale*	1,625	$6.09
6/17/2021	Sale*	3,000	$6.06
6/17/2021	Sale*	5,858	$6.05
6/17/2021	Sale*	3,000	$6.00
6/17/2021	Sale*	1,691	$6.00
6/17/2021	Sale*	5,495	$6.02
6/17/2021	Sale*	2,985	$6.00
6/17/2021	Sale*	2,802	$5.99
6/17/2021	Sale*	6,045	$6.01
6/17/2021	Sale*	5,200	$6.01
6/17/2021	Sale*	8,000	$6.15
6/17/2021	Sale*	3,215	$6.14
6/17/2021	Sale*	8,000	$6.03
6/17/2021	Sale*	6,433	$6.06
6/17/2021	Sale*	25,000	$6.05
6/17/2021	Sale*	535	$6.10
6/17/2021	Sale*	6,805	$6.06
6/17/2021	Sale*	3,000	$6.01
6/17/2021	Sale*	200	$6.05
6/17/2021	Sale*	3,125	$6.03
6/17/2021	Sale*	8,000	$6.08
6/17/2021	Sale*	22,180	$6.54
6/17/2021	Sale*	5,482	$6.49
6/17/2021	Sale*	8,000	$6.50

6/17/2021	Sale*	24,618	$6.55
6/17/2021	Sale*	25,000	$6.44
6/17/2021	Sale*	9,682	$6.41
6/17/2021	Sale*	30,000	$6.38
6/17/2021	Sale*	26,956	$6.36
6/17/2021	Sale*	12,919	$6.31
6/17/2021	Sale*	5,758	$6.32
6/17/2021	Sale*	24,117	$6.27
6/17/2021	Sale*	17,119	$6.21
6/17/2021	Sale*	22,121	$6.19
6/17/2021	Sale*	30,000	$6.11
6/17/2021	Sale*	13,518	$6.11
6/17/2021	Sale*	11,177	$6.11
6/17/2021	Sale*	30,000	$6.10
6/17/2021	Sale*	27,983	$6.10
6/17/2021	Sale*	27,221	$6.08
6/17/2021	Sale*	23,904	$6.08
6/17/2021	Sale*	12,593	$6.10
6/17/2021	Sale*	9,018	$6.08
6/17/2021	Sale*	11,927	$6.12
6/17/2021	Sale*	8,961	$6.08
6/17/2021	Sale*	6,505	$6.09
6/17/2021	Sale*	6,989	$6.08
6/17/2021	Sale*	13,003	$6.10
6/17/2021	Sale*	23,839	$6.12
6/17/2021	Sale*	13,683	$6.14
6/17/2021	Sale*	27,417	$6.13
6/17/2021	Sale*	19,020	$6.11
6/17/2021	Sale*	18,563	$6.09
6/17/2021	Sale*	18,138	$6.08
6/17/2021	Sale*	24,618	$6.06
6/17/2021	Sale*	13,408	$6.02
6/17/2021	Sale*	1,926	$6.04
6/17/2021	Sale*	25,988	$6.01
6/17/2021	Sale*	6,079	$6.00
6/17/2021	Sale*	14,120	$6.03
6/17/2021	Sale*	4,458	$6.00
6/17/2021	Sale*	6,522	$5.99
6/17/2021	Sale*	11,832	$6.03
6/17/2021	Sale*	2,130	$5.96
6/17/2021	Sale*	11,832	$5.87

6/17/2021	Sale*	3,094	$5.93
6/17/2021	Sale*	11,496	$5.86
6/17/2021	Sale*	13,210	$5.96
6/18/2021	Sale*	3,696	$5.85
6/18/2021	Sale*	1,035	$5.83
6/18/2021	Sale*	2,213	$5.81
6/18/2021	Sale*	1,069	$5.79
6/18/2021	Sale*	5,610	$5.75
6/18/2021	Sale*	10,278	$5.69
6/18/2021	Sale*	684	$5.72
6/18/2021	Sale*	7,415	$5.75
6/18/2021	Sale*	9,972	$5.72
6/18/2021	Sale*	6,572	$5.73
6/18/2021	Sale*	5,181	$5.68
6/18/2021	Sale*	17,680	$5.65
6/18/2021	Sale*	17,333	$5.62
6/18/2021	Sale*	6,137	$5.57
6/18/2021	Sale*	24,114	$5.60
6/18/2021	Sale*	10,410	$5.61
6/18/2021	Sale*	25,654	$5.61
6/18/2021	Sale*	2,915	$5.60
6/18/2021	Sale*	10,327	$5.57
6/18/2021	Sale*	1,207	$5.56
6/18/2021	Sale*	6,492	$5.45
6/18/2021	Sale*	6,258	$5.48
6/18/2021	Sale*	3,227	$5.52
6/18/2021	Sale*	5,717	$5.46
6/18/2021	Sale*	22,070	$5.41
6/18/2021	Sale*	12,422	$5.43
6/18/2021	Sale*	11,862	$5.41
6/18/2021	Sale*	30,000	$5.49
6/18/2021	Sale*	13,359	$5.46
6/18/2021	Sale*	4,295	$5.51
6/18/2021	Sale*	2,173	$5.51
6/18/2021	Sale*	30,000	$5.51
6/18/2021	Sale*	30,000	$5.53
6/18/2021	Sale*	23,844	$5.60
6/18/2021	Sale*	21,863	$5.53
6/18/2021	Sale*	6,823	$5.48
6/18/2021	Sale*	22,200	$5.43
6/18/2021	Sale*	9,638	$5.40

6/18/2021	Sale*	9,127	$5.37
6/18/2021	Sale*	6,941	$5.38
6/18/2021	Sale*	11,469	$5.36
6/18/2021	Sale*	9,336	$5.38
6/18/2021	Sale*	4,247	$5.35
6/18/2021	Sale*	9,140	$5.33
6/18/2021	Sale*	30,000	$5.36
6/18/2021	Sale*	15,646	$5.37
6/18/2021	Sale*	27,524	$5.37
6/18/2021	Sale*	30,000	$5.40
6/18/2021	Sale*	30,000	$5.39
6/18/2021	Sale*	24,221	$5.35
6/18/2021	Sale*	39,022	$5.30
6/18/2021	Sale*	2,296	$5.86
6/18/2021	Sale*	2,555	$5.71
6/18/2021	Sale*	2,295	$5.60
6/18/2021	Sale*	19	$5.72

*	This transaction was conducted on the open market.